EXHIBIT 99.1

Nigeria LNG awards two LNG carrier time charters to Golar

HAMILTON, Bermuda, Jan. 16, 2015 (GLOBE NEWSWIRE) -- Golar LNG ("Golar") announced today that it has been awarded 2 time charters by Nigeria LNG Ltd ("NLNG") to employ the recently delivered Golar Frost and Golar Crystal. Employment of both vessels under these contracts will commence in January 2015 and will continue for a duration of approximately 12 months for each vessel.

NLNG has elected to retire earlier than planned 3 of its smaller and less efficient LNG Carriers and to replace these with Golar's more modern and technically advanced ships, while NLNG awaits the delivery of its own recently ordered new vessels. Golar's CEO Doug Arnell commented "Golar is delighted to be selected by NLNG for these charters. This new business opportunity provides the clearest possible demonstration of the significant benefits available from the vessels delivered under Golar's existing new-building program. Significant reduction in boil-off and a material improvement in fuel efficiency have contributed to the decision to replace the older vessels with Golar's new buildings".

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda
January 16, 2015
Enquiries:
Golar Management Limited: + 44 207 063 7900
Brian Tienzo
Stuart Buchanan